AB 3/10

*KH 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11018988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 67270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARK MADISON PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 HARBOR ROAD
(No. and Street)

PORT WASHINGTON,	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARC H. STOLTZ (212)792-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/15

OATH OR AFFIRMATION

I, NANCY LASHINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARK MADISON PARTNERS, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner

Title

Notary Public

MARIA M. LOPEZ
Notary Public, State of New York
No. 4694831
Qualified in Kings County
Commission Expires 2/31/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK MADISON PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
STATEMENT OF FINANCIAL CONDITION	2

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Park Madison Partners, LLC

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC (A limited liability company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

New York, NY
February 24, 2011

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

PARK MADISON PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents	$ 359,387
Mutual funds at fair value	1,082,858
Placement fees receivable, including interest	412,199
Private investment	1,520,612
Equipment, at cost, net of accumulated depreciation of $14,255	15,595
Prepaid expenses and other	40,940
	$ 3,431,591

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 164,102
Accrued pension cost	780,106
Deferred tax liability	20,000
	964,208
Members' Equity (net of accumulated other comprehensive loss of $42,316)	2,467,383
	$ 3,431,591